AMERICAS GOLD AND SILVER ANNOUNCES MAJOR MILESTONE WITH ADDITION TO THE GDXJ JUNIOR GOLD MINERS INDEX AND PROVIDES NOTICE OF FOURTH QUARTER 2025 RESULTS AND CONFERENCE CALL

TORONTO, ONTARIO - March 20, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals and antimony producer, is pleased to announce that the Company will be added to the Van Eck Junior Gold Miners ETF ("GDXJ®") effective at the market close on March 20, 2026.

Paul Andre Huet, Chairman and CEO, commented: "Following on from the very positive announcement last year on April 28 noting our addition to and inclusion in the Solactive Global Silver Miners Index ("SIL"), I am very pleased to announce yet another strong step forward for Americas shareholders.

"We have met the criteria for inclusion in the GDXJ, which seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS® Global Junior Gold Miners Index (MVGDXJTR). This index is designed to track the overall performance of small-capitalization companies that are involved primarily in the mining of gold and/or silver1.

"Americas inclusion in this major index has the potential to maintain and attract additional global institutional investment into the Company and increase liquidity, with the GDXJ being an important benchmark requirement for many large investment funds. Congratulations to the entire team on this strong step forward in the markets. We look forward to more success in broadening our investor audience as we execute our plans to grow as a premier silver and critical metals producer."

About MVGDXJ2

The MVIS® Global Junior Gold Miners Index (MVGDXJ) tracks the performance of the most liquid small-cap companies in the global gold and silver mining industries. This is a modified market cap-weighted index, and only includes companies that generate at least 50% of their revenue from gold or silver mining, or at least 50% of their mining mineral resources are from gold or silver.

Notice of Fourth Quarter and Full Year 2025 Results and Conference Call

Americas senior management will host a conference call / webcast on March 30, 2026 at 10:00 a.m. (Eastern Time) to discuss the Company’s fourth quarter and full year 2025 results. The access information is provided below.

Date:  March 30, 2026

Time: 10:00 a.m. (Eastern Time)

Webcast link:  https://www.gowebcasting.com/14653

Live dial in - North American callers please dial: 1-800-715-9871

Live dial in - International callers please dial: 1-647-932-3411

Americas plans to issue a news release containing fourth quarter and full year 2025 results before markets open in North America on Monday, March 30, 2026.

A recording of the conference call will be available for replay through the above webcast link and on the events page of Americas website, or for a one-week period beginning at approximately 1:00 p.m. (Eastern Time) on March 30, 2025, through the following dial in numbers:

Replay dial in – North American callers please dial: 1-800-770-2030; Playback ID: 4755531#

Replay dial in – International callers please dial: 1-647-362-9199; Playback ID: 4755531#

About Americas Gold and Silver Corporation

Americas Gold and Silver is a rapidly growing North American mining company producing silver, copper, and antimony from high-grade operations in the U.S. and Mexico. In December 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, in exchange becoming Americas' largest shareholder. This transaction consolidated Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In December 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 miles from Galena) with the world's 3rd highest-grade silver resource, creating significant potential future synergies through shared infrastructure and processing. In February 2026, Americas formed a 51/49 joint venture with US Antimony to build a new antimony processing hub at Galena, creating a U.S. "mine-to-finished product" antimony solution. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

  https://www.vaneck.com/us/en/investments/junior-gold-miners-etf-gdxj/overview/
  Source: https://www.marketvector.com/indexes/hard-asset/mvis-global-junior-gold-miners

For more information:

Maxim Kouxenko

Manager, Investor Relations

Americas Gold and Silver Corporation

+1 (647) 888-6458

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to anticipated ability to increase shareholder value and attract additional global institutional investment to the Company by an increase in liquidity through inclusion on the GDXJ and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to the risk factors relating to the Company found under the heading "Risk Factors" in the Company's Annual Information Form dated March 31, 2025 or the Company's MD&A for the three and nine months ended September 30, 2025; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.